Exhibit (A)(5)(G)

Case 8:18-cv-01563-PJM Document 1 Filed 05/30/18 Page 1 of 18

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

ANTHONY FRANCHI, Individually and On	)
Behalf of All Others Similarly Situated,	)
Sewell, NJ	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
MTGE INVESTMENT CORP.	)	CLASS ACTION
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
)
RANDY E. DOBBS	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
)
JULIA L. CORONADO	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
)
ROBERT M. COUCH	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
)
ANNALY CAPITAL MANAGEMENT, INC.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093)
)
MOUNTAIN MERGER SUB	)
CORPORATION,	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093)
)
Defendants.	)

Case 8:18-cv-01563-PJM Document 1 Filed 05/30/18 Page 2 of 18

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on May 2, 2018 (the “Proposed Transaction”), pursuant to which MTGE Investment Corp. (“MTGE” or the “Company”) will be acquired by Annaly Capital Management, Inc. (“Parent”) and Mountain Merger Sub Corporation (“Merger Sub,” and together with Parent, “Annaly”).

2. On May 2, 2018, MTGE’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Annaly. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of MTGE’s shares of outstanding common stock. For each share of MTGE common stock owned, MTGE’s stockholders will have the option to elect from three forms of consideration: (i) $9.82 in cash and 0.9519 shares of Parent common stock; (ii) $19.65 in cash; or (iii) 1.9037 shares of Parent common stock. MTGE shareholders who elect to receive the merger consideration in all cash or all Parent stock will be subject to proration so that the aggregate consideration will consist of approximately 50% of Parent’s common stock and approximately 50% in cash. The Tender Offer is set to expire at 5:00 p.m., Eastern Time, on June 18, 2018.

3. On May 16, 2018, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

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JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of MTGE common stock.

9. Defendant MTGE is a Maryland corporation and maintains its principal executive offices at 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814. MTGE’s common stock is traded on the NasdaqGS under the ticker symbol “MTGE.” MTGE is a party to the Merger Agreement.

10. Defendant Randy E. Dobbs (“Dobbs”) is a director of MTGE.

11. Defendant Julia L. Coronado (“Coronado”) is a director of MTGE.

12. Defendant Robert M. Couch (“Couch”) is a director of MTGE.

13. The defendants identified in paragraphs 10 through 12 are collectively referred to herein as the “Individual Defendants.”

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14. Defendant Parent is a Maryland corporation and a party to the Merger Agreement.

15. Defendant Merger Sub is a Maryland corporation, a wholly-owned subsidiary of the Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of MTGE (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2018, there were approximately 42,797,687 shares of MTGE common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

19. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

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22. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

23. MTGE was incorporated in March 2011 and commenced operations in August 2011 following the completion of its initial public offering. The Company is externally managed by MTGE Management, LLC, a wholly owned subsidiary of AGNC Investment Corp.

24. MTGE is a hybrid mortgage real estate investment trust (“REIT”) that invests in agency mortgage-backed securities, non-agency mortgage investments, other mortgage-related assets, and skilled nursing and senior living facilities operated by third parties. The Company generates income from the interest earned or lease payments received on its investment assets, net of associated borrowing and hedging costs, and net realized gains and losses on its investments and hedging activities.

25. The Company invests in, finances, and manages a leveraged portfolio of real estate-related investments, which includes agency residential mortgage-backed securities (“agency RMBS”), non-agency securities, other mortgage-related investments, and other real estate investments. Agency RMBS include residential mortgage pass-through certificates and collateralized mortgage obligations (“CMOs”) structured from residential mortgage pass-through certificates for which the principal and interest payments are guaranteed by a government-sponsored enterprise (“GSE”), such as Federal National Mortgage Association (“Fannie Mae”)

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and Federal Home Loan Mortgage Corporation (“Freddie Mac”), or by a U.S. Government agency, such as Government National Mortgage Association (“Ginnie Mae”). Other mortgage-related investments may include mortgage servicing rights (“MSR”), commercial mortgage-backed securities (“CMBS”), prime and non-prime residential mortgage loans, commercial mortgage loans and mortgage-related derivatives. Other real estate investments may include equity and debt investments in healthcare real estate, including skilled nursing, assisted living and independent living facilities, operated by third party operators.

26. MTGE operates to qualify to be taxed as a REIT under the Internal Revenue Code. As a REIT, the Company is required to distribute annually at least 90% of its taxable income, in which case the Company generally will not be subject to U.S. federal or state corporate taxes on its REIT taxable income to the extent that it distributes all of its annual REIT taxable income to its stockholders.

27. On May 2, 2018, the Individual Defendants caused the Company to enter into the Merger Agreement with Annaly.

28. Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire all of MTGE’s shares of outstanding common stock. The Tender Offer is set to expire at 5:00 p.m., Eastern Time, on June 18, 2018.

29. For each share of MTGE common stock owned, MTGE’s stockholders will have the option to elect from three forms of consideration: (i) S9.82 in cash and 0.9519 shares of Parent common stock; (ii) $19.65 in cash; or (iii) 1.9037 shares of Parent common stock. MTGE shareholders who elect to receive the merger consideration in all cash or all Parent stock will be subject to proration so that the aggregate consideration will consist of approximately 50% of Parent’s common stock and approximately 50% in cash.

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The Solicitation Statement Omits Material Information, Rendering It False and Misleading

30. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

31. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

32. The Solicitation Statement omits material information regarding the Company’s and the valuation analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Barclays Capital Inc. (“Barclays”).

33. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

34. Defendants failed to disclose certain financial projections of MTGE and Parent, despite the fact that Barclays was provided with, and relied upon, those projections to perform its valuation analyses to support its “fairness opinion.” Specifically, Barclays relied upon MTGE’s and Parent’s financial projections of tangible book value to perform its Selected Comparable Company Analysis. Selected Precedent Transactions Analysis, and Dividend Discount Analyses of MTGE and Annaly, but defendants failed to disclose those critical projections to stockholders in the Solicitation Statement. This information is material to MTGE stockholders, who are faced with a decision of whether to approve the Proposed Transaction and receive cash and/or Parent stock for their shares, or reject the Proposed Transaction and remain stockholders in the standalone MTGE. Without this information, stockholders are being misled into believing that the merger consideration is fair.

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35. Further, defendants failed to disclose the following financial projections of MTGE for years 2018 through 2020: (i) total assets; (ii) book value; (iii) interest income (and its sub-components), including agency securities, non-agency securities and other; (iv) interest expense; (v) net interest income; (vi) dollar roll income; (vii) healthcare real estate (and its sub-components), including healthcare real estate income and healthcare real estate expense; (viii) total operating expenses (and its sub-components), including management fees and G&A expenses; and (ix) net income.

36. Defendants also failed disclose the following financial projections of Parent for years 2018 through 2020: (i) total assets; (ii) book value; (iii) interest expense; (iv) net interest income; (v) compensation and management fee; (vi) other general and administrative expenses; and (vii) net income.

37. Additionally, the projections of “Net Spread, Dollar Roll and Healthcare Income, excluding ‘catch up’ amortization” for MTGE and “Core Earnings (ex. PAA)” for Parent that are disclosed in the Solicitation Statement are non-GAAP (generally accepted accounting principles) financial measures. The Solicitation Statement, however, fails to provide stockholders with the necessary line item projections for the metrics used to calculate the non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures.

38. To avoid misleading stockholders with non-GAAP financial measures in business combinations such as the Proposed Transaction, publicly traded companies must provide a reconciliation of the differences between the non-GAAP financial measures with the most

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comparable financial measures calculated and presented in accordance with GAAP. As such, stockholders are entitled to the line item projections used to calculate MTGE’s and Parent’s non-GAAP projections or a reconciliation of the non-GAAP projections to the most comparable GAAP measures.

39. With respect to Barclays’ Selected Comparable Company Analysis, the Solicitation Statement fails to disclose: (i) the individual multiples and financial metrics for each of the companies observed by Barclays in its analyses; and (ii) MTGE’s find Parent’s financial projections of tangible book value. This information is necessary because, rather than use the range of multiples based on the selected companies to derive the implied values of MTGE and Parent, Barclays made certain “qualitative judgments” to select its chosen range of multiples to make the merger consideration appear fair. Thus, the failure to disclose this information makes the Solicitation Statement misleading.

40. With respect to Barclays’ Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose: (i) the individual multiples and financial metrics for each of the transactions observed by Barclays in its analysis; and (ii) MTGE’s financial projections of tangible book value. Further, the Solicitation Statement fails to disclose whether Barclays performed a similar analysis using the Company’s projections of “Net Spread, Dollar Roll and Healthcare Income, excluding ‘catch up’ amortization” and, if not, the reason it did not. The failure to disclose this information causes the Solicitation Statement to be misleading in that it makes the merger consideration appear fair.

41. With respect to Barclays’ Dividend Discount Analysis of MTGE, the Solicitation Statement fails to disclose: (i) MTGEs financial projections of tangible book value through 2020; (ii) Barclays’ basis for selecting terminal tangible book value multiples of 0.85x to 0.95x; (iii) the

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perpetuity growth rates implied by Barclays’ analyses; and (iv) the specific inputs and assumptions underlying the different set of discount rates of 10.0% to 12.0% and 8.0% to 9.5% selected by Barclays. The failure to disclose this information causes the Solicitation Statement to be misleading in that it makes the merger consideration appear fair.

42. With respect to Barclays’ Dividend Discount Analysis of Annaly, the Solicitation Statement fails to disclose: (i) Parent’s financial projections of tangible book value; (ii) Barclays’ basis for selecting terminal tangible book value multiples of 0.90x to 1.00x; (iii) the perpetuity growth rates implied by Barclays’ analyses; and (iv) the specific inputs and assumptions underlying the different set of discount rates of 10.0% to 11.5% and 6.0% to 8.0% selected by Barclays. The failure to disclose this information causes the Solicitation Statement to be misleading in that it makes the merger consideration appear fair.

43. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement; (i) Unaudited Prospective Financial Information; and (ii) Opinion of MTGE Special Committee’s Financial Advisor.

44. The Solicitation Statement omits material information relating to the background leading to the Proposed Transaction. The Company’s stockholders arc entitled to an accurate description of the process the directors used in coming to their decision to support the Proposed Transaction.

45. The Solicitation Statement indicates that the Board established a special committee of directors (the “Special Committee”) to consider and evaluate the Proposed Transaction. The Solicitation Statement, however, fails to clarify that the composition of the Special Committee is the exact same as the composition of the Board. Specifically, Individual Defendants Dobbs,

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Coronado, and Couch are members of each of the Board and the Special Committee. In light of the overlap among the Board and the Special Committee, the Solicitation Statement must disclose to stockholders the purpose of forming the Special Committee with the same members of the Board.

46. Further, the Solicitation Statement indicates that, in connection with their service on the Special Committee, the Special Committee members each earns a cash monthly retainer in the amount of $10,000, and as of the filing of the Solicitation Statement, the Special Committee members earned aggregate tees of $90,000. Thus, the Special Committee members have been provided additional compensation to perform their job as Board members. Such compensation could have served as payments to ensure that the Special Committee (i.e., the Board) approve the Proposed Transaction. Thus, the Solicitation Statement must disclose who proposed that the Special Committee members cam the cash monthly retainer fees, and when that compensation was proposed and approved. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders. Without this material information, the Solicitation Statement is false and misleading.

47. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) Background of the Merger; and (ii) Person/Assets, Retained. Employed, Compensated or Used.

48. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

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COUNT I

(Claim for Violation of Section 14(c) of the 1934 Act Against Defendants)

49. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

50. Section 14(c) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

51. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of die 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

52. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

53. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

54. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

55. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

56. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

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57. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

58. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

59. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

60. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

61. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

62. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.l4d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

63. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

64. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

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65. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the exchange offer.

66. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Annaly)

67. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

68. The Individual Defendants and Annaly acted as controlling persons of MTGE within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of MTGE and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

69. Each of the Individual Defendants and Annaly was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

70. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged

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herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

71. Annaly also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

72. By virtue of the foregoing, the Individual Defendants and Annaly violated Section 20(a) of the 1934 Act.

73. As set forth above, the Individual Defendants and Annaly had the ability to exercise control over and did control a person or persons who have each violated Section l4(c) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

74. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

75. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

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D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: May 30, 2018	GOLDMAN & MINTON, P.C.

	By:	/s/ Thomas J. Minton
Thomas J. Minton (No. 03370)
OF COUNSEL:		3600 Clipper Mill Rd., Suite 201
Baltimore, MD 21211
RIGRODSKY & LONG, P.A.		Telephone: (410) 783-7575
300 Delaware Avenue, Suite 1220		Facsimile: (410) 783-1711
Wilmington, DE 19801		Email: tminton@charmcitylegal.com
Telephone: (302) 295-5310
Facsimile: (302) 654-7530		Attorneys for Plaintiff

RM LAW, P.C.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312
Telephone: (484) 324-6800
Facsimile: (484) 631-1305

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CERTIFICATION OF PLAINTIFF

I, Anthony Franchi (“Plaintiff”), hereby declare as to the claims asserted under the federal securities laws that:

1. Plaintiff has reviewed the complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff’s counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4. Plaintiff’s purchase and sale transactions in the MTGE Investment Corp. (NasdaqGS: MTGE) security that is the subject of this action during the class period is/are as follows:

PURCHASES			SALES

Buy Date	Shares	Price per Share	Sell Date	Shares	Price per Share

2/14/18	8	$17.45

Please list additional transactions on separate sheet of paper, if necessary.

5. Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

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6. During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 30 day of May, 2018.

/s/ Anthony Franchi
Anthony Franchi

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